

April 24, 2009

Ms. Lucie Letellier
Chief Financial Officer
Paramount Gold and Silver Corp.
346 Waverly Street
Ottawa, Ontario, Canada K2P 0W5

> **Re: Paramount Gold and Silver Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 25, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 001-33630**

Dear Ms. Letellier :

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.   We note that you have been inconsistently presenting file numbers 01-51600 and 0-51600 on the covers of your periodic and current reports, beginning in 2007.

Our records show that you were assigned file number 001-33630 after filing your §12(b) registration statement on Form 8-A on July 31, 2007. Please begin using 001-33630 as your reporting file number on the covers of all periodic and current reports, also for reference in correspondence with the SEC pertaining to such reports.

2.   We note that you indicate on the cover of your Form 10-K that you are a non-accelerated filer rather than a smaller reporting company. As you may know, non-accelerated filers are required to present financial statements covering *three* years, rather than the *two* years required of smaller reporting companies. Please clarify your filing status. In determining your filing status, you may find the following documents helpful:

- the Commission's release *Smaller Reporting Company Regulatory Relief and Simplification," Release no. 33-8876 (Dec. 19, 2007).* You can find this release at: http://www.sec.gov/rules/final/2007/33-8876.pdf

- *Change over to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, A Small Entity Compliance Guide* at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf

If you are unable to show that you qualify as a smaller reporting company, you will need to comply with Rule 3-02 of Regulation S-X. Otherwise, please submit your analysis and begin using the correct designation on the cover of your annual and quarterly reports.

Market Information, page 35

3.   Please disclose the high and low sales prices for your common stock for each full quarterly period within your two most recent *fiscal* years, rather than *calendar* years, to comply with Item 201(a)(1)(ii) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that the audit opinion of Cinnamon Jang Willoughby & Company covers your financial statements as of and for the years ended June 30, 2008 and 2007. However, you also include financial data related to the period from inception (March 29, 2005) through June 30, 2008, which is not identified in the audit opinion and is not labeled as unaudited.

If the financial statements for the cumulative period are not audited, these should be clearly marked as unaudited. Otherwise, these should be referred to in the auditor's report and a revised report from the auditor would be appropriate.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief